
April 4, 2022

E. Allen Nye, Jr.
Chief Executive Officer
Oncor Electric Delivery Company LLC
1616 Woodall Rodgers Fwy
Dallas, TX 75202

> **Re: ONCOR ELECTRIC DELIVERY CO LLC**
> **Registration Statement on Form S-4**
> **Filed March 29, 2022**
> **File No. 333-263939**

Dear Mr. Nye:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Aaron Scow, Esq.